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                             June 24, 2024

       Kim Kwan Kings Wong
       Chief Executive Officer
       Top Wealth Group Holding Ltd
       Units 714 & 715, 7F, Hong Kong Plaza
       188 Connaught Road West
       Hong Kong

                                                        Re: Top Wealth Group
Holding Ltd
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted June 20,
2024
                                                            CIK No. 0001978057

       Dear Kim Kwan Kings Wong:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Bradley
Ecker at 202-551-4985 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Manufacturing